UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED NET INCOME OF Ps 93.1 BILLION
FOR THE MONTH OF APRIL 2008
TOTALING Ps 425.0 BILLION FOR THE FIRST FOUR MONTHS OF 2008*
Medellín, Colombia, May 9, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 93.1 billion during the past month of April. As of April 30, 2008, net income for Bancolombia unconsolidated totaled Ps. 425.0 billion for the first four months increasing 56.6% as compared to the same period of 2007.
•
Net interest income, including investment securities totaled Ps. 216.4 billion for the month of April. As of April 30, 2008, net interest income totaled Ps. 798.1 billion increasing 42.5% as compared to the same period last year.

•
Net fees and income from services totaled Ps. 66.0 billion for the month ended April 30, 2008. As of April 30, 2008, net fees and income from services totaled Ps. 249.0 billion increasing 21.5% as compared to the same period last year.

•
Other operating income totaled Ps. 40.1 billion for the month ended April 30, 2008. As of April 30, 2008, other operating income totaled Ps. 299.4 billion increasing 124.2% as compared to the same period last year driven by the dividend income received from the Bank’s subsidiaries. It is important to notice that these dividends are not included in the consolidated results because of the application of Colombian generally accepted accounting principles (“COL GAAP”) when consolidating. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

•
Operating expenses totaled Ps. 144.0 billion for the month ended April 30, 2008. As of April 30, 2008, Operating expenses totaled Ps. 553.0 billion increasing 7.3% as compared to the same period last year.

Total assets amounted to Ps 33.11 trillion, net loans amounted to Ps 22.5 trillion, deposits totaled Ps 20.79 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 4.85 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 3.20% as of April 30, 2008, and the level of allowance for past due loans was 128.90% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), Bancolombia’s market share of the Colombian financial system as of April, 2008 was as follows: 18.1% of total deposits, 21.4% of total net loans, 18.7% of total savings accounts, 20.6% of total checking accounts and 15.4% of total time deposits.

* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Apr08 / Mar08		Annual
(Ps Millions)	Apr-07	Mar-08	Apr-08	$	%	%
ASSETS
Cash and due from banks	2,865,659	2,056,748	2,306,230	249,482	12.13%	-19.52%
Overnight funds sold	818,915	715,029	699,514	-15,515	-2.17%	-14.58%
Total cash and equivalents	3,684,574	2,771,777	3,005,744	233,967	8.44%	-18.42%

Debt securities	3,936,616	3,655,174	3,660,916	5,742	0.16%	-7.00%
Trading	1,696,308	1,459,485	1,303,804	-155,681	-10.67%	-23.14%
Available for Sale	1,139,126	1,199,091	1,164,750	-34,341	-2.86%	2.25%
Held to Maturity	1,101,182	996,598	1,192,362	195,764	19.64%	8.28%
Equity securities	960,204	1,147,992	1,122,199	-25,793	-2.25%	16.87%
Trading	578	68,608	44,080	-24,528	-35.75%	7526.30%
Available for Sale	959,626	1,079,384	1,078,119	-1,265	-0.12%	12.35%
Market value allowance	-29,702	-30,002	-30,092	-90	0.30%	1.31%
Net investment securities	4,867,118	4,773,164	4,753,023	-20,141	-0.42%	-2.34%

Commercial loans	14,000,684	17,652,014	17,338,608	-313,406	-1.78%	23.84%
Consumer loans	2,863,927	3,727,004	3,748,268	21,264	0.57%	30.88%
Small business loans	121,756	108,010	110,480	2,470	2.29%	-9.26%
Mortgage loans	1,797,894	2,185,157	2,297,203	112,046	5.13%	27.77%
Allowance for loans and financial leases losses	-656,957	-915,438	-965,126	-49,688	5.43%	46.91%
Net total loans and financial leases	18,127,304	22,756,747	22,529,433	-227,314	-1.00%	24.28%

Accrued interest receivable on loans	204,684	309,433	317,758	8,325	2.69%	55.24%
Allowance for accrued interest losses	-8,956	-19,352	-20,652	-1,300	6.72%	130.59%
Net total interest accrued	195,728	290,081	297,106	7,025	2.42%	51.80%

Customers’ acceptances and derivatives	193,835	271,925	299,684	27,759	10.21%	54.61%
Net accounts receivable	308,803	436,782	406,859	-29,923	-6.85%	31.75%
Net premises and equipment	362,925	505,212	526,904	21,692	4.29%	45.18%
Foreclosed assets	13,986	7,284	6,139	-1,145	-15.72%	-56.11%
Prepaid expenses and deferred charges	27,353	51,441	67,117	15,676	30.47%	145.37%
Goodwill	30,946	5,595	5,178	-417	-7.45%	-83.27%
Other	354,999	240,235	265,229	24,994	10.40%	-25.29%
Reappraisal of assets	896,479	917,431	946,322	28,891	3.15%	5.56%

Total assets	29,064,050	33,027,674	33,108,738	81,064	0.25%	13.92%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,124,970	4,143,128	4,007,455	-135,673	-3.27%	-2.85%
Checking accounts	3,836,485	3,762,618	3,715,699	-46,919	-1.25%	-3.15%
Other	288,485	380,510	291,756	-88,754	-23.33%	1.13%

Interest bearing	15,244,686	16,649,687	16,785,565	135,878	0.82%	10.11%
Checking accounts	358,588	382,590	419,790	37,200	9.72%	17.07%
Time deposits	3,548,566	5,138,163	5,811,871	673,708	13.11%	63.78%
Savings deposits	11,337,532	11,128,934	10,553,904	-575,030	-5.17%	-6.91%

Total deposits	19,369,656	20,792,815	20,793,020	205	0.00%	7.35%
Overnight funds	686,119	1,179,123	1,000,949	-178,174	-15.11%	45.89%
Bank acceptances outstanding	51,205	59,194	61,047	1,853	3.13%	19.22%
Interbank borrowings	2,210,286	576,306	623,054	46,748	8.11%	-71.81%
Borrowings from domestic development banks	907,071	1,562,893	1,685,801	122,908	7.86%	85.85%
Accounts payable	1,176,300	1,748,326	1,660,351	-87,975	-5.03%	41.15%
Accrued interest payable	125,522	161,467	172,441	10,974	6.80%	37.38%
Other liabilities	268,733	314,794	323,940	9,146	2.91%	20.54%
Bonds	532,050	1,530,912	1,493,395	-37,517	-2.45%	180.69%
Accrued expenses	340,517	384,379	447,424	63,045	16.40%	31.40%

Total liabilities	25,667,459	28,310,209	28,261,422	-48,787	-0.17%	10.11%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	393,914	393,914	—	0.00%	8.24%

Retained earnings	1,695,503	2,994,457	3,087,548	93,091	3.11%	82.10%
Appropiated	1,424,104	2,662,531	2,662,531	—	0.00%	86.96%
Unappropiated	271,399	331,926	425,017	93,091	28.05%	56.60%

Reappraisal and others	1,355,429	1,376,689	1,405,633	28,944	2.10%	3.70%
Gross unrealized gain or loss on debt securities	(18,255)	(47,595)	(39,779)	7,816	-16.42%	117.91%

Total shareholder’s equity	3,396,591	4,717,465	4,847,316	129,851	2.75%	42.71%

Total liabilities and shareholder’s equity	29,064,050	33,027,674	33,108,738	81,064	0.25%	13.92%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Apr-07	Apr-08%		Mar-08	Apr-08%
Interest income and expenses
Interest on loans	758,141	1,144,314	50.94%	292,590	295,246	0.91%
Interest on investment securities	87,484	89,345	2.13%	31,113	34,468	10.78%
Overnight funds	14,794	18,604	25.75%	3,704	3,155	-14.82%
Total interest income	860,419	1,252,263	45.54%	327,407	332,869	1.67%

Interest expense Checking accounts	5,964	4,870	-18.34%	1,186	1,218	2.70%
Time deposits	78,822	148,796	88.77%	37,743	41,410	9.72%
Savings deposits	132,559	180,728	36.34%	46,134	44,232	-4.12%
Total interest on deposits	217,345	334,394	53.85%	85,063	86,860	2.11%

Interbank borrowings	24,915	10,127	-59.35%	2,624	1,987	-24.28%
Borrowings from domestic development banks	16,590	34,905	110.40%	8,740	9,054	3.59%
Overnight funds	24,858	28,701	15.46%	9,328	7,161	-23.23%
Bonds	16,615	46,014	176.94%	11,422	11,406	-0.14%
Total interest expense	300,323	454,141	51.22%	117,177	116,468	-0.61%

Net interest income	560,096	798,122	42.50%	210,230	216,401	2.94%
Provision for loan and accrued interest losses, net	(80,612)	(170,144)	111.07%	(61,772)	(50,551)	-18.17%
Recovery of charged-off loans	17,269	18,033	4.42%	3,713	4,386	18.13%
Provision for foreclosed assets and other assets	(7,417)	(8,961)	20.82%	(1,947)	(3,968)	103.80%
Recovery of provisions for foreclosed assets and other assets	29,369	10,030	-65.85%	1,137	2,398	110.91%

Total net provisions	(41,391)	(151,042)	264.92%	(58,869)	(47,735)	-18.91%
Net interest income after provision for loans and accrued interest losses	518,705	647,080	24.75%	151,361	168,666	11.43%

Commissions from banking services and other services	26,336	35,224	33.75%	7,664	10,703	39.65%
Electronic services and ATM’s fees, net	22,180	25,864	16.61%	6,591	6,242	-5.30%
Branch network services, net	31,549	30,913	-2.02%	7,158	8,393	17.25%
Collections and payments fees, net	33,273	44,732	34.44%	10,306	12,109	17.49%
Credit card merchant fees, net	7,919	4,051	-48.84%	674	700	3.86%
Credit and debit card fees, net	77,131	103,461	34.14%	25,928	26,191	1.01%
Checking fees, net	21,467	22,533	4.97%	6,633	6,299	-5.04%
Check remittance, net	3,517	4,071	15.75%	1,055	1,142	8.25%
International operations, net	10,922	10,200	-6.61%	2,541	2,254	-11.29%
Total fees and other service income	234,294	281,049	19.96%	68,550	74,033	8.00%

Other fees and service expenses	(29,323)	(32,087)	9.43%	(8,455)	(8,002)	-5.36%
Total fees and income from services, net	204,971	248,962	21.46%	60,095	66,031	9.88%

Other operating income
Net foreign exchange gains	(30,464)	(156,252)	412.91%	(7,078)	(47,272)	567.87%
Forward contracts in foreign currency	54,768	251,494	359.20%	42,182	84,164	99.53%
Gains(Loss) on sales of investments on equity securities	(13,208)	4,757	136.02%	—	—	*
Gains on sale of mortgage loan	—	12,078	*	3,705	3,010	-18.76%
Dividend income	121,964	186,868	53.22%	173,743	28	-99.98%
Communication, rent payments and others	474	455	-4.01%	110	123	11.82%
Total other operating income	133,534	299,400	124.21%	212,662	40,053	-81.17%

Total income	857,210	1,195,442	39.46%	424,118	274,750	-35.22%
Operating expenses
Salaries and employee benefits	197,500	213,131	7.91%	54,930	53,484	-2.63%
Bonus plan payments	13,734	23,377	70.21%	2,990	12,396	314.58%
Compensation	8,072	9,239	14.46%	2,357	2,305	-2.21%
Administrative and other expenses	258,873	268,730	3.81%	65,188	67,087	2.91%
Deposit security, net	12,756	14,595	14.42%	3,380	3,139	-7.13%
Donation expenses	128	412	221.88%	177	35	-80.23%
Depreciation	24,061	23,504	-2.31%	5,695	5,536	-2.79%
Total operating expenses	515,124	552,988	7.35%	134,717	143,982	6.88%

Net operating income	342,086	642,454	87.80%	289,401	130,768	-54.81%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	9,218	7,331	-20.47%	2,305	417	-81.91%
Non-operating income (expense)
Other income	33,091	19,597	-40.78%	2,708	6,427	137.33%
Other expense	(17,691)	(69,605)	293.45%	(10,809)	(4,324)	-60.00%
Total non-operating income	15,400	(50,008)	-424.73%	(8,101)	2,103	-125.96%
Income before income taxes	348,268	585,115	68.01%	278,995	132,454	-52.52%
Income tax expense	(76,869)	(160,098)	108.27%	(59,374)	(39,363)	-33.70%

Net income	271,399	425,017	56.60%	219,621	93,091	-57.61%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 9, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance